UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>March 17, 2011</u>

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 17, 2011, Independence Holding Company issued a news release announcing its 2010 Fourth-Quarter and Annual results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits:

Exhibit 99.1 News Release of Independence Holding Company dated March 17, 2011: Independence Holding Company Announces 2010 Fourth-Quarter and Annual Results.
.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: March 17, 2011

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   **CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2010 FOURTH-QUARTER AND ANNUAL RESULTS

Stamford, Connecticut, March 17, 2011. Independence Holding Company (NYSE: IHC) today reported 2010 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net loss per share from continuing operations attributable to IHC was $(.02) per share, diluted, or $(362,000), for the three months ended December 31, 2010 compared to $(.95) per share, diluted, or $(14,631,000), for the three months ended December 31, 2009. Net income per share from continuing operations attributable to IHC was $1.44 per share, diluted, or $21,993,000, for year ended December 31, 2010 compared to net loss per share of $(.48) diluted, or $(7,423,000), for the year ended December 31, 2009.

Revenues increased 65% to $104,712,000 for the three months ended December 31, 2010 compared to revenues for the three months ended December 31, 2009 of $63,548,000. Revenues increased 23% to $435,368,000 for the year ended December 31, 2010 compared to revenues for the year ended December 31, 2009 of $354,838,000.

These results were positively impacted by the gain on bargain purchase under acquisition accounting as a result of IHC acquiring a controlling interest in American Independence Corp. (AMIC) in March 2010. The gain recorded in the 2010 first quarter on IHC's investment in AMIC was $16,733,000, net of $11,097,000 of taxes. In the fourth quarter of 2009, the Company was required to record an other-than-temporary impairment (OTTI) loss on its equity investment in AMIC at December 31, 2009 of approximately the same amount due to the length of time and the magnitude of the amount by which the quoted market price of AMIC had been below IHC's carrying value.

IHC reported operating income[1] per share of $.07 per share, diluted, or $1,066,000, for the three months ended December 31, 2010, compared to $.14 per share, diluted, or $2,210,000, for the three months ended December 31, 2009. IHC reported operating income per share of $.30 per share, diluted, or $4,648,000, for the year ended December 31, 2010, compared to $.48 per share, diluted, or $7,352,000 for the year ended December 31, 2009.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "The Company's financial condition remains very strong as our book value per share increased 15% to $15.14 at December 31, 2010 from $13.16 at December 31, 2009, and stockholders' equity at December 31, 2010 reached $231 million. We have accomplished this increase despite taking significant impairment charges in 2008 at the height of the economic crisis. "

Mr. Thung continued, "The Company experienced a decrease in 2010 fourth quarter earnings primarily due to an increase in loss ratios in our medical stop-loss segment arising from development in cancelled programs and business underwritten by an MGU that we did not own.   As we begin 2011, we believe our core business will be quite profitable. On an annual basis, IHC continues to experience a decrease in investment income due to lower yields (4.6% for 2010 compared to 5.1% for the comparable period of 2009) and the low duration of our portfolio.

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[1] Operating income is a non-GAAP measure representing income from continuing operations net of (income) losses attributable to non-controlling interests and excluding net realized investment gains (losses), other-than-temporary impairment losses and gain on bargain purchase of AMIC, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

We are pleased to report that our overall portfolio continues to be in an unrealized gain position and is rated, on average, AA."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is income from continuing operations net of income or losses attributable to non-controlling interests and excluding net realized gains or losses, other-than-temporary impairment losses and gain on bargain purchase, net of applicable income taxes; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers medical stop-loss, small group major medical, short-term medical, and major medical for individuals and families. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
FOURTH QUARTER REPORT[2]
DECEMBER 31, 2010
(In Thousands, Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2010	**2009**	**2010**	**2009**
REVENUES				
Premiums earned	$ 87,389	$ 69,543	$ 326,146	$ 294,799
Net investment income	11,163	10,070	41,801	43,520
Fee income	7,398	6,379	32,741	29,322
Net realized investment gains (losses)	(1,367)	5,309	4,646	8,789
Total other-than-temporary impairment losses	(1,022)	(29,720)	(3,819)	(29,991)
Equity income from AMIC	-	285	280	1,289
Gain on bargain purchase of AMIC	-	-	27,830	-
Other income	1,151	1,682	5,743	7,110
	104,712	63,548	435,368	354,838
EXPENSES				
Insurance benefits, claims and reserves	68,491	53,148	251,318	225,234
Selling, general and administrative expenses	34,636	34,651	139,643	139,370
Amortization of deferred acquisition costs	1,527	2,168	6,243	5,519
Interest expense on debt	465	585	1,912	2,817
	105,119	90,552	399,116	372,940
Income (loss) from continuing operations before income taxes	(407)	(27,004)	36,252	(18,102)
Income taxes (benefits)	(330)	(12,378)	12,583	(10,669)
Income (loss) from continuing operations	(77)	(14,626)	23,669	(7,433)
Discontinued operations:				
Income (loss) from discontinued operations	(53)	606	(256)	301
Net Income (loss)	(130)	(14,020)	23,413	(7,132)
(Income) loss from noncontrolling interests in subsidiaries	(285)	(5)	(1,676)	10
NET INCOME (LOSS) ATTRIBUTABLE TO IHC	$ (415)	$ (14,025)	$ 21,737	$ (7,122)
Basic income (loss) per common share:				
Income (loss) from continuing operations	$ (.02)	$ (.95)	$ 1.44	$ (.48)
Income (loss) from discontinued operations	(.01)	.04	(.02)	(.02)
Basic income (loss) per common share	$ (.03)	$ (.91)	$ 1.42	$ (.46)
WEIGHTED AVERAGE SHARES OUTSTANDING	15,233	15,424	15,268	15,418
Diluted income (loss) per common share:				
Income (loss) from continuing operations	$ (.02)	$ (.95)	$ 1.44	$ (.48)
Income (loss) from discontinued operations	(.01)	.04	(.02)	(.02)
Diluted income (loss) per common share	$ (.03)	$ (.91)	$ 1.42	$ (.46)
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,233	15,424	15,270	15,418

As of March 15, 2011, there were 15,833,083 common shares outstanding, net of treasury shares.

[2] IHC applied business acquisition accounting and consolidated the financial results of AMIC as of March 5, 2010, resulting in a consolidated statement of income which consolidates approximately ten months of AMIC results and reflects the equity method of accounting for the first two months of 2010.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)

| | Three Months Ended December 31, | | Year Ended December 31, | |
	2010	2009	2010	2009
Income (loss) from continuing operations	$ (77)	$ (14,626)	$ 23,669	$ (7,433)
(Income) loss from noncontrolling interest in subsidiaries	(285)	(5)	(1,676)	10
Realized (gains) losses, net of taxes	772	(3,414)	(3,068)	(5,701)
Other-than temporary impairment losses, net of taxes	656	333	2,456	505
AMIC – Other-than-temporary impairment/(gain on bargain purchase), net of taxes	-	16,752	(16,733)	16,752
Write-off of intangible asset, net of taxes	-	3,170	-	3,219
Operating income from continuing operations	$ 1,066	$ 2,210	$ 4,648	$ 7,352
Non - GAAP basic income per common share:				
Operating income from continuing operations	$ .07	$ .14	$ .30	$ .48
Non - GAAP diluted income per common share:				
Operating income from continuing operations	$ .07	$ .14	$ .30	$ .48

Included in the realized gains, net of taxes, above are IHC's proportionate share of AMIC's realized gains (losses) net of taxes. The other-than-temporary-impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.